Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements (Nos. 333-162209 and 333-162210) on Form S-8 of Resolute Energy Corporation of our reports dated March 14, 2011, with respect to the consolidated balance sheets of Resolute Energy Corporation and subsidiaries (successor by merger to Hicks Acquisition Company I, Inc.) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Resolute Energy Corporation
/s/ KPMG LLP
Denver, Colorado
March 14, 2011